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Exhibit 12.1

FIRST DATA CORPORATION
COMPUTATION OF PRO FORMA
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31, 2000		Nine Months Ended September 30, 2001
Earnings:
Income before income taxes	$1,321.8	(1)(3)	$798.4	(2)(3)
Interest expense	85.7	(3)	97.5	(3)
Other adjustments	46.3		37.1

Total earnings (a)	$1,453.8	(3)	$933.0	(3)

Fixed charges:
Interest expense	85.7	(3)	97.5	(3)
Other adjustments	46.3		37.1

Total fixed charges (b)	$132.0	(3)	$134.6	(3)

Pro forma ratio of earnings to fixed charges (a ÷ b)	11.01	(3)	6.93	(3)

(1)
Includes net restructuring, business divestitures, litigation and impairment benefit of $71.3 million ($46.0 million after tax). The pro forma ratio of earnings to fixed charges without this benefit would have been 10.47x.

(2)
Includes net restructuring, business divestitures and impairment charges of $180.2 million ($116.2 million after tax). The pro forma ratio of earnings to fixed charges without these charges would have been 8.27x.

(3)
Pro forma ratios and amounts give effect to the sale of the notes and repayment of outstanding commercial paper and proportionate repayment of long-term debt with the estimated net proceeds from the offering as of the beginning of the periods.

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  Exhibit 12.1